DLA PIPER US LLP
                                         1251 Avenue of the Americas, 27th Floor
                                         New York, New York  10020-1104
                                         www.dlapiper.com

                                         Daniel I. Goldberg
                                         daniel.i.goldberg@dlapiper.com
                                         T  212.335.4966
                                         F  212.884.8466


May 11, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

                  RE:   PURE BIOFUELS CORP.
                        FORM 8-K
                        FILED MAY 3, 2007
                        FILE NO.: 0-50903



Dear Mr. Kronforst:

         On behalf of Pure Biofuels Corp. (the "COMPANY"), we hereby submit to you this letter in response to comments set forth in your letter dated May 4, 2007, and received May 10, 2007, pertaining to the Form 8-K filed on May 3, 2007. The Company is simultaneously filing a Form 8-K/A (Amendment No. 1) to incorporate changes based on your comments.

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the May 4, 2007 comment letter, followed by the Company's responses to the Staff's comments.


     1. PLEASE AMEND YOUR DISCLOSURE TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED, AS REQUIRED BY ITEM 304(a)(1)(i) OF REGULATION S-B. IT IS NOT SUFFICIENT TO STATE THAT YOU "TERMINATED" THE AUDIT RELATIONSHIP.

                  RESPONSE: The Company has revised the Form 8-K, filed on May 3, 2007, in accordance with the Staff's comment.

     2. PLEASE AMEND YOUR DISCLOSURE TO STATE WHETHER, DURING YOUR TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE DMCL RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED, THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE AS DEFINED WITHIN ITEM 304(a)(1)(iv)(A) OF REGULATION S-B.

Securities and Exchange Commission
May 11, 2007
Page Two


                  RESPONSE: The Company has revised the Form 8-K, filed on May 3, 2007, in accordance with the Staff's comments. Please note the Company cannot disclose information for the two most recent years, according to Item 304(a)(1)(iv)(A) of regulation S-B, since the Company's inception date was May 10, 2006.

     3. TO THE EXTENT THAT YOU REVISE THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN THE REVISED FILING.

                  RESPONSE: The Company has obtained and filed an updated
Exhibit 16 letter from the former accountants stating that the accountant agrees with the statements made in the revised filing.

         The Company is also filing a signed acknowledgement as requested in your letter. If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4966, or Tony M. Saur at (212) 335-4688.




                                                Very truly yours,

                                                /s/ Daniel I. Goldberg
                                                ----------------------
                                                Daniel I. Goldberg


cc:  Luis Goyzueta
     Adam Roseman
     Tony M. Saur, Esq.

                               PURE BIOFUELS CORP.
                    9440 LITTLE SANTA MONICA BLVD., SUITE 401
                             BEVERLY HILLS, CA 90210




                                                                    May 11, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


RE:      PURE BIOFUELS CORP.
         FORM 8-K
         FILED MAY 3, 2007
         FILE NO.: 0-50903


         In connection with responding to comments from the Securities and Exchange Commission (the "Commission"), Pure Biofuels Corp. (the "Company") acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Yours truly,


                                        Pure Biofuels Corp.



                                        By: /s/ Luis Goyzueta
                                            ------------------------------
                                                Luis Goyzueta
                                                Chief Executive Officer